UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number 333-128780

NCL Corporation Ltd.

(Translation of registrant’s name into English)

7665 Corporate Center Drive, Miami, Florida 33126

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NCL Corporation Ltd.

NCL Corporation Ltd.

Consolidated Statements of Operations

(unaudited, in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Revenue
Passenger ticket	$482,410	$454,084	$1,207,753	$1,061,799
Onboard and other	184,224	180,021	522,977	466,723

Total revenue	666,634	634,105	1,730,730	1,528,522

Cruise operating expense
Commissions, transportation and other	124,473	116,281	319,463	286,783
Onboard and other	50,563	48,001	133,650	118,081
Payroll and related	74,448	69,588	219,017	196,231
Fuel	61,106	54,101	181,716	151,008
Food	32,814	31,778	95,336	83,463
Other	53,796	55,485	175,164	155,226

Total cruise operating expense	397,200	375,234	1,124,346	990,792

Other operating expense
Marketing, general and administrative	60,208	74,755	193,377	200,740
Depreciation and amortization	46,517	46,541	139,284	123,294

Total other operating expense	106,725	121,296	332,661	324,034

Operating income	162,709	137,575	273,723	213,696

Non-operating income (expense)
Interest income	9	15	33	80
Interest expense, net of capitalized interest	(49,897)	(46,213)	(144,472)	(119,099)
Other income (expense)	(2,623)	1,624	(535)	(32,748)

Total non-operating income (expense)	(52,511)	(44,574)	(144,974)	(151,767)

Net income	$110,198	$93,001	$128,749	$61,929

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Balance Sheets

(unaudited, in thousands, except share data)

	September 30, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	$47,835	$55,047
Accounts receivable, net	12,505	7,879
Inventories	41,561	32,763
Prepaid expenses and other assets	43,227	33,694

Total current assets	145,128	129,383
Property and equipment, net	4,617,318	4,639,281
Goodwill and tradenames	602,792	602,792
Other long-term assets	174,154	192,057

Total assets	$5,539,392	$5,563,513

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$144,167	$78,237
Accounts payable	64,610	64,399
Accrued expenses and other liabilities	242,699	216,501
Advance ticket sales	332,572	294,180

Total current liabilities	784,048	653,317
Long-term debt	2,847,446	3,125,848
Other long-term liabilities	62,934	52,680

Total liabilities	3,694,428	3,831,845

Commitments and contingencies (Note 4)

Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized; 21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,331,668	2,330,792
Accumulated other comprehensive income (loss)	(12,020)	4,309
Retained earnings (deficit)	(474,709)	(603,458)

Total shareholders’ equity	1,844,964	1,731,668

Total liabilities and shareholders’ equity	$5,539,392	$5,563,513

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	Nine Months Ended September 30,
	2011	2010
Cash flows from operating activities
Net income	$128,749	$61,929
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	159,527	138,914
Loss (gain) on derivatives	(1,573)	588
Share-based compensation expense	906	1,887
Changes in operating assets and liabilities:
Accounts receivable, net	(4,626)	614
Inventories	(8,798)	(6,311)
Prepaid expenses and other assets	(9,103)	123,458
Accounts payable	211	22,567
Accrued expenses and other liabilities	22,981	27,571
Advance ticket sales	35,272	65,700

Net cash provided by operating activities	323,546	436,917

Cash flows from investing activities
Additions to property and equipment	(117,321)	(879,659)

Net cash used in investing activities	(117,321)	(879,659)

Cash flows from financing activities
Repayments of long-term debt	(334,986)	(383,148)
Proceeds from long-term debt	122,086	873,086
Other, primarily deferred financing fees	(537)	(22,086)

Net cash provided by (used in) financing activities	(213,437)	467,852

Net increase (decrease) in cash and cash equivalents	(7,212)	25,110
Cash and cash equivalents at beginning of period	55,047	50,152

Cash and cash equivalents at end of period	$47,835	$75,262

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Notes to Consolidated Financial Statements

(unaudited)

References herein to (i) the “Company,” “we,” “our,” and “us” refer to NCL Corporation Ltd. and its subsidiaries, (ii) “Apollo” refers to Apollo Global Management, LLC and the “Apollo Funds” refers to one or more of NCL Investment Limited, NCL Investment II Ltd., AIF VI NCL (AIV), L.P., AIF VI Euro Holdings, L.P., AAA-Guarantor Co-Invest VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P., (iii) “TPG Capital” refers to TPG Capital, L.P. and the “TPG Viking Funds” refers to one or more of TPG Viking I, L.P., TPG Viking II, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., and TPG Viking AIV III, L.P. and/or certain other affiliated investment funds, each an affiliate of TPG Capital, (iv) “Genting HK” refers to Genting Hong Kong Limited and/or its affiliates (formerly Star Cruises Limited and/or its affiliates), and (v) “Affiliate(s)” refers to Genting HK, the Apollo Funds and/or the TPG Viking Funds. References to the “U.S.” are to the United States of America, “dollars” or “$” are to U.S. dollars and “euros” or “€” are to the official currency of the Eurozone.

1.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are unaudited and, in our opinion, contain all normal recurring adjustments necessary for a fair statement of the results for the periods presented.

Our operations are seasonal and results for interim periods are not necessarily indicative of the results for the entire fiscal year. Historically, demand for cruises has been strongest during the summer months. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010, which are included in our most recently filed Annual Report on Form 20-F.

Revenue and Expense Recognition

Revenue and expense includes taxes assessed by governmental authorities that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included in revenue on a gross basis were $37.0 million and $33.5 million for the three months ended September 30, 2011 and 2010, respectively, and $97.3 million and $82.0 million for the nine months ended September 30, 2011 and 2010, respectively.

2.	Fair Value Measurements and Derivatives

Fair value is defined as the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

Fair Value Hierarchy

The following hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1	Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement dates.

Level 2	Significant other observable inputs that are used by market participants in pricing the asset or liability based on market data obtained from independent sources.

Level 3	Significant unobservable inputs we believe market participants would use in pricing the asset or liability based on the best information available.

Derivatives

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivatives. We assess whether derivatives used in hedging transactions are “highly effective” in offsetting changes in the cash flow of our hedged forecasted transactions. We use regression analysis for this hedge relationship and high effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the fair values of the derivative and the hedged forecasted transaction. Cash flows from the derivatives are classified in the same category as the cash flows from the underlying hedged transaction. The determination of ineffectiveness is based on the amount of dollar offset between the cumulative change in fair value of the derivative and the cumulative change in fair value of the hedged transaction at the end of the reporting period. If it is determined that a derivative is not highly effective as a hedge then the amount recognized in accumulated other comprehensive income (loss) is released to earnings when the hedged transaction affects earnings. If the hedged forecasted transaction is no longer probable of occurring, then the cumulative change in other comprehensive income is recognized immediately in earnings. In addition, the ineffective portion of our highly effective hedges is recognized in earnings immediately and reported in other income (expense) in our consolidated statements of operations. There are no amounts excluded from the assessment of hedge effectiveness and there are no credit-risk-related contingent features in our derivative agreements.

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty non-performance under derivatives and our revolving credit facility, is not considered significant, as we primarily conduct business with large, well-established financial institutions and insurance companies that we have well-established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate non-performance by any of our significant counterparties.

The following table sets forth our derivatives measured at fair value and discloses the balance sheet location (in thousands):

	September 30, 2011	December 31, 2010
Fuel swaps designated as hedging instruments:
Prepaid expenses and other assets	$6,977	$10,694
Other long-term assets	—	651
Other long-term liabilities	3,202	—

Fuel collars designated as hedging instruments:
Prepaid expenses and other assets	2,050	—
Other long-term assets	946	—

Fuel options not designated as hedging instruments:
Accrued expenses and other liabilities	2,192	—
Other long-term liabilities	2,735	—

Foreign currency options designated as hedging instruments:
Other long-term liabilities	5,855	1,105

These derivatives were categorized as Level 2 in the fair value hierarchy, and we had no derivatives or other financial instruments categorized as Level 1 or Level 3. Fair value of our derivatives is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms, as well as other inputs such as fuel types, fuel curves, exchange rates, volatility, creditworthiness of the counterparty and the Company, as well as other data points.

Fuel Swaps

As of September 30, 2011, we had fuel swaps maturing through December 31, 2013 which are used to mitigate the financial impact of volatility in fuel prices pertaining to approximately 316 thousand metric tons of our projected fuel purchases.

The changes in fair value of the fuel swaps which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Gain (loss) recognized in other comprehensive income (loss) – effective portion	$(17,641)	$9,167	$(8,810)	$(4,679)
Gain (loss) recognized in other income (expense) – ineffective portion	(64)	2,259	1,240	31

	$(17,705)	$11,426	$(7,570)	$(4,648)

Fuel Collars and Options

As of September 30, 2011, we had fuel collars and fuel options maturing through December 31, 2013 which are used to mitigate the financial impact of increases in fuel prices pertaining to approximately 144 thousand metric tons of our projected fuel purchases.

The changes in fair value of the fuel collars which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Loss recognized in other comprehensive income (loss) – effective portion	$(4,825)	$—	$(2,570)	$—
Loss recognized in other income (expense) – ineffective portion	(91)	—	—	—

	$(4,916)	$—	$(2,570)	$—

The changes in fair value of the fuel options which were not designated as hedging instruments were as follows (in thousands):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Gain (loss) recognized in other income (expense)	$(1,952)	$—	$443	$—

Foreign Currency Options

Our exposure to market risk for fluctuations in foreign currency exchange rates relates primarily to Norwegian Breakaway and Norwegian Getaway ship construction contracts. As of September 30, 2011, we had foreign currency options consisting of call options with deferred premiums to hedge the exposure to upward movements in foreign currency exchange rate risk related to our ship construction contracts denominated in euros. If the spot rate at the date the ships are delivered is less than the strike price under these option contracts we would pay the deferred premium and not exercise the foreign currency options. The notional amount of our foreign currency options was €385.0 million, or $515.4 million based on the euro/U.S dollar exchange rate as of September 30, 2011.

The changes in fair value of the foreign currency options which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Loss recognized in other comprehensive income – effective portion	$(12,287)	$—	$(4,640)	$—
Loss recognized in other income (expense) – ineffective portion	(350)	—	(110)	—

	$(12,637)	$—	$(4,750)	$—

Interest Rate Swap

In 2010, we had an interest rate swap which matured in October 2010.

The changes in fair value of the interest rate swap which was not designated as a hedging instrument were as follows
(in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Loss recognized in other income (expense)	$—	$(63)	$—	$(619)

Long-Term Debt

As of September 30, 2011 and December 31, 2010, the fair value of our long-term debt, including the current portion, was $3,066.0 million and $3,263.7 million, respectively, which was $74.4 million and $59.6 million higher, respectively, than the carrying values. The difference between the fair value and carrying value of our long-term debt is due to our fixed and variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of our long-term debt was calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities.

Market risk associated with our long-term variable rate debt is the potential increase in interest expense from an increase in interest rates.

Other

The carrying amounts reported in the consolidated balance sheets of all other financial assets and liabilities approximate fair value.

3.	Employee Benefit Plan

The Norwegian Shipboard Retirement Plan (“Shipboard Retirement Plan”) computes benefits based on years of service, subject to certain eligibility requirements. We have recognized pension expense of $0.5 million and $0.4 million for the three months ended September 30, 2011 and 2010, respectively and $1.5 million and $1.6 million for the nine months ended September 30, 2011 and 2010, respectively, in our consolidated statements of operations. Changes in the projected benefit obligation are recognized in accumulated other comprehensive income (loss). We refer you to Note 5 “Comprehensive Income.”

4.	Commitments and Contingencies

Capital Expenditures

Future capital commitments consist of contracted commitments, including ship construction contracts, and future expected capital expenditures necessary for operations. As of September 30, 2011, anticipated capital expenditures were $63.2 million for the remainder of 2011, and $219.9 million and $816.1 million for each of the years ending December 31, 2012 and 2013, respectively, of which we have export credit financing in place for the expenditures related to ship construction contracts of $41.2 million, $123.5 million and $647.1 million, respectively, based on the euro/U.S. dollar exchange rate as of September 30, 2011.

Norwegian Breakaway and Norwegian Getaway are scheduled for delivery in the second quarter of 2013 and 2014, respectively. The aggregate contract price of the two ships is approximately €1.2 billion, or $1.6 billion based on the euro/U.S. dollar exchange rate as of September 30, 2011.

Capitalized interest for the three and nine months ended September 30, 2011 was $1.6 million and $11.7 million, respectively, related to the construction of Norwegian Breakaway and Norwegian Getaway, and for the nine months ended September 30, 2010 was $8.6 million related to the construction of Norwegian Epic.

Material Litigation

In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. In December 2010, the Court denied the plaintiffs’ Motion for Class Certification. In February 2011, the plaintiffs filed a Motion for Reconsideration as to the Court’s Order on Class Certification which was denied. The individual plaintiffs’ claims remain and, accordingly, we are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In May 2011, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and breach of contract. We are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and, to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. We intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

5.	Comprehensive Income

Comprehensive income includes: a) net income, b) changes in the projected benefit obligation of our Shipboard Retirement Plan and c) changes in the fair value of derivatives that are designated as cash flow hedges. The cumulative changes in fair value of the derivatives are deferred and recorded as a component of accumulated other comprehensive income (loss) until the hedged transactions are realized and recognized in earnings. Comprehensive income was as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Net income	$110,198	$93,001	$128,749	$61,929
Change related to our Shipboard Retirement Plan	95	87	(309)	261
Change related to cash flow hedges	(34,753)	9,167	(16,020)	(4,679)

Total comprehensive income	$75,540	$102,255	$112,420	$57,511

6.	Guarantor Subsidiaries

The $450.0 million 11.75% Senior Secured Notes due 2016 issued by us are guaranteed by certain of our subsidiaries with first-priority mortgage liens on four of our ships, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn, and a first-priority security interest in all earnings, proceeds of insurance and certain other interests related to these ships, subject to certain exceptions and permitted liens. These subsidiary guarantors are 100% owned subsidiaries of NCL Corporation Ltd. and we have fully and unconditionally guaranteed these notes, subject to customary automatic release provisions, on a joint and several basis.

The following condensed consolidating financial statements for NCL Corporation Ltd., the non-guarantor subsidiaries and combined guarantor subsidiaries presents condensed consolidating statements of operations for the three and nine months ended September 30, 2011 and 2010, condensed consolidating balance sheets as of September 30, 2011 and December 31, 2010, and condensed consolidating statements of cash flows for the nine months ended September 30, 2011 and 2010, using the equity method of accounting, as well as elimination entries necessary to consolidate the parent company and all of its subsidiaries.

The outstanding debt resides with the primary obligor. Interest expense was allocated based on the appraised value of the ships, and marketing, general and administrative expense was allocated based on Capacity Days. Management fee represents the charge for the allocation of interest expense to the subsidiaries.

Condensed Consolidating Statement of Operations

For the Three Months Ended September 30, 2011

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$142,236	$340,174	$—	$482,410
Onboard and other	—	58,586	125,638	—	184,224

Total revenue	—	200,822	465,812	—	666,634

Cruise operating expense
Commissions, transportation and other	—	37,190	87,283	—	124,473
Onboard and other	—	17,217	33,346	—	50,563
Payroll and related	—	21,929	52,519	—	74,448
Fuel	—	20,870	40,236	—	61,106
Food	—	10,333	22,481	—	32,814
Other	—	17,418	36,378	—	53,796

Total cruise operating expense	—	124,957	272,243	—	397,200

Other operating expense
Marketing, general and administrative	—	23,973	36,235	—	60,208
Depreciation and amortization	—	13,971	32,546	—	46,517

Total other operating expense	—	37,944	68,781	—	106,725

Operating income	—	37,921	124,788	—	162,709

Non-operating income (expense)
Interest income	—	—	9	—	9
Interest expense, net of capitalized interest	(22,388)	(6,210)	(43,687)	22,388	(49,897)
Management fee	22,388	—	—	(22,388)	—
Other income (expense)	(2,417)	173	(379)	—	(2,623)
Equity in earnings of subsidiaries	112,615	—	—	(112,615)	—

Total non-operating income (expense)	110,198	(6,037)	(44,057)	(112,615)	(52,511)

Net income	$110,198	$31,884	$80,731	$(112,615)	$110,198

Condensed Consolidating Statement of Operations

For the Three Months Ended September 30, 2010

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$146,576	$307,508	$—	$454,084
Onboard and other	—	57,813	122,208	—	180,021

Total revenue	—	204,389	429,716	—	634,105

Cruise operating expense
Commissions, transportation and other	—	39,751	76,530	—	116,281
Onboard and other	—	17,052	30,949	—	48,001
Payroll and related	—	20,029	49,559	—	69,588
Fuel	—	19,207	34,894	—	54,101
Food	—	10,760	21,018	—	31,778
Other	—	15,714	39,771	—	55,485

Total cruise operating expense	—	122,513	252,721	—	375,234

Other operating expense
Marketing, general and administrative	—	29,482	45,273	—	74,755
Depreciation and amortization	—	14,014	32,527	—	46,541

Total other operating expense	—	43,496	77,800	—	121,296

Operating income	—	38,380	99,195	—	137,575

Non-operating income (expense)
Interest income	—	—	15	—	15
Interest expense, net of capitalized interest	(27,196)	(7,543)	(38,670)	27,196	(46,213)
Management fee	27,196	—	—	(27,196)	—
Other income (expense)	2,152	(100)	(428)	—	1,624
Equity in earnings of subsidiaries	90,849	—	—	(90,849)	—

Total non-operating income (expense)	93,001	(7,643)	(39,083)	(90,849)	(44,574)

Net income	$93,001	$30,737	$60,112	$(90,849)	$93,001

Condensed Consolidating Statement of Operations

For the Nine Months Ended September 30, 2011

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$343,716	$864,037	$—	$1,207,753
Onboard and other	—	157,794	365,183	—	522,977

Total revenue	—	501,510	1,229,220	—	1,730,730

Cruise operating expense
Commissions, transportation and other	—	91,272	228,191	—	319,463
Onboard and other	—	42,965	90,685	—	133,650
Payroll and related	—	66,053	152,964	—	219,017
Fuel	—	66,388	115,328	—	181,716
Food	—	29,351	65,985	—	95,336
Other	—	59,679	115,485	—	175,164

Total cruise operating expense	—	355,708	768,638	—	1,124,346

Other operating expense
Marketing, general and administrative	—	72,778	120,599	—	193,377
Depreciation and amortization	—	41,867	97,417	—	139,284

Total other operating expense	—	114,645	218,016	—	332,661

Operating income	—	31,157	242,566	—	273,723

Non-operating income (expense)
Interest income	—	—	33	—	33
Interest expense, net of capitalized interest	(83,575)	(23,182)	(121,290)	83,575	(144,472)
Management fee	83,575	—	—	(83,575)	—
Other income (expense)	1,570	114	(2,219)	—	(535)
Equity in earnings of subsidiaries	127,179	—	—	(127,179)	—

Total non-operating income (expense)	128,749	(23,068)	(123,476)	(127,179)	(144,974)

Net income	$128,749	$8,089	$119,090	$(127,179)	$128,749

Condensed Consolidating Statement of Operations

For the Nine Months Ended September 30, 2010

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$358,487	$703,312	$—	$1,061,799
Onboard and other	—	156,114	310,609	—	466,723

Total revenue	—	514,601	1,013,921	—	1,528,522

Cruise operating expense
Commissions, transportation and other	—	102,158	184,625	—	286,783
Onboard and other	—	41,873	76,208	—	118,081
Payroll and related	—	63,276	132,955	—	196,231
Fuel	—	59,474	91,534	—	151,008
Food	—	29,454	54,009	—	83,463
Other	—	50,398	104,828	—	155,226

Total cruise operating expense	—	346,633	644,159	—	990,792

Other operating expense
Marketing, general and administrative	—	83,371	117,369	—	200,740
Depreciation and amortization	—	42,023	81,271	—	123,294

Total other operating expense	—	125,394	198,640	—	324,034

Operating income	—	42,574	171,122	—	213,696

Non-operating income (expense)
Interest income	—	—	80	—	80
Interest expense, net of capitalized interest	(75,657)	(20,985)	(98,114)	75,657	(119,099)
Management fee	75,657	—	—	(75,657)	—
Other income (expense)	(33,631)	(100)	983	—	(32,748)
Equity in earnings of subsidiaries	95,560	—	—	(95,560)	—

Total non-operating income (expense)	61,929	(21,085)	(97,051)	(95,560)	(151,767)

Net income	$61,929	$21,489	$74,071	$(95,560)	$61,929

Condensed Consolidating Balance Sheet

As of September 30, 2011

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$5,395	$42,440	$—	$47,835
Accounts receivable, net	—	1,624	10,881	—	12,505
Due from Affiliate, net	2,430,552	—	—	(2,430,552)	—
Inventories	—	12,464	29,097	—	41,561
Prepaid expenses and other assets	11,889	7,686	23,652	—	43,227

Total current assets	2,442,441	27,169	106,070	(2,430,552)	145,128
Property and equipment, net	—	1,233,750	3,383,568	—	4,617,318
Goodwill and tradenames	602,792	—	—	—	602,792
Other long-term assets	59,470	68	114,616	—	174,154
Investment in subsidiaries	211,761	—	—	(211,761)	—

Total assets	$3,316,464	$1,260,987	$3,604,254	$(2,642,313)	$5,539,392

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$19,258	$—	$124,909	$—	$144,167
Accounts payable	—	1,131	63,479	—	64,610
Accrued expenses and other liabilities	44,036	47,774	150,889	—	242,699
Due to Affiliate, net	—	762,429	1,668,123	(2,430,552)	—
Advance ticket sales	—	—	332,572	—	332,572

Total current liabilities	63,294	811,334	2,339,972	(2,430,552)	784,048
Long-term debt	1,389,183	—	1,458,263	—	2,847,446
Other long-term liabilities	19,023	2,317	41,594	—	62,934

Total liabilities	1,471,500	813,651	3,839,829	(2,430,552)	3,694,428

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,331,668	379,946	231,190	(611,136)	2,331,668
Accumulated other comprehensive income (loss)	(12,020)	—	(6,112)	6,112	(12,020)
Retained earnings (deficit)	(474,709)	67,366	(548,471)	481,105	(474,709)

Total shareholders’ equity	1,844,964	447,336	(235,575)	(211,761)	1,844,964

Total liabilities and shareholders’ equity	$3,316,464	$1,260,987	$3,604,254	$(2,642,313)	$5,539,392

Condensed Consolidating Balance Sheet

As of December 31, 2010

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$7,833	$47,214	$—	$55,047
Accounts receivable, net	1,314	403	6,162	—	7,879
Due from Affiliate, net	2,625,297	—	—	(2,625,297)	—
Inventories	—	11,116	21,647	—	32,763
Prepaid expenses and other assets	10,943	4,741	18,010	—	33,694

Total current assets	2,637,554	24,093	93,033	(2,625,297)	129,383
Property and equipment, net	—	1,247,212	3,392,069	—	4,639,281
Goodwill and tradenames	602,792	—	—	—	602,792
Other long-term assets	65,981	25	126,051	—	192,057
Investment in subsidiaries	83,985	—	—	(83,985)	—

Total assets	$3,390,312	$1,271,330	$3,611,153	$(2,709,282)	$5,563,513

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$—	$—	$78,237	$—	$78,237
Accounts payable	—	998	63,401	—	64,399
Accrued expenses and other liabilities	24,298	46,086	146,117	—	216,501
Due to Affiliate, net	—	782,961	1,842,336	(2,625,297)	—
Advance ticket sales	—	—	294,180	—	294,180

Total current liabilities	24,298	830,045	2,424,271	(2,625,297)	653,317
Long-term debt	1,626,012	—	1,499,836	—	3,125,848
Other long-term liabilities	8,334	2,038	42,308	—	52,680

Total liabilities	1,658,644	832,083	3,966,415	(2,625,297)	3,831,845

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,330,792	379,946	230,283	(610,229)	2,330,792
Accumulated other comprehensive income (loss)	4,309	—	(5,802)	5,802	4,309
Retained earnings (deficit)	(603,458)	59,277	(667,561)	608,284	(603,458)

Total shareholders’ equity	1,731,668	439,247	(355,262)	(83,985)	1,731,668

Total liabilities and shareholders’ equity	$3,390,312	$1,271,330	$3,611,153	$(2,709,282)	$5,563,513

Condensed Consolidating Statement of Cash Flows

For the Nine Months Ended September 30, 2011

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income	$128,749	$8,089	$119,090	$(127,179)	$128,749
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	8,526	41,867	109,134	—	159,527
Gain on derivatives	(1,573)	—	—	—	(1,573)
Share-based compensation expense	—	—	906	—	906
Equity in earnings of subsidiaries	(127,179)	—	—	127,179	—
Changes in operating assets and liabilities:
Accounts receivable, net	1,314	(1,221)	(4,719)	—	(4,626)
Inventories	—	(1,348)	(7,450)	—	(8,798)
Prepaid expenses and other assets	(3,594)	(2,988)	(2,521)	—	(9,103)
Accounts payable	—	133	78	—	211
Accrued expenses and other liabilities	212,293	(18,565)	(170,747)	—	22,981
Advance ticket sales	—	—	35,272	—	35,272

Net cash provided by operating activities	218,536	25,967	79,043	—	323,546

Cash flows from investing activities
Additions to property and equipment	—	(28,405)	(88,916)	—	(117,321)

Net cash used in investing activities	—	(28,405)	(88,916)	—	(117,321)

Cash flows from financing activities
Repayments of long-term debt	(292,999)	—	(41,987)	—	(334,986)
Proceeds from long-term debt	75,000	—	47,086	—	122,086
Other	(537)	—	—	—	(537)

Net cash provided by (used in) financing activities	(218,536)	—	5,099	—	(213,437)

Net decrease in cash and cash equivalents	—	(2,438)	(4,774)	—	(7,212)
Cash and cash equivalents at beginning of period	—	7,833	47,214	—	55,047

Cash and cash equivalents at end of period	$—	$5,395	$42,440	$—	$47,835

Condensed Consolidating Statement of Cash Flows

For the Nine Months Ended September 30, 2010

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income	$61,929	$21,489	$74,071	$(95,560)	$61,929
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	7,969	42,023	88,922	—	138,914
Loss on derivatives	588	—	—	—	588
Share-based compensation expense	—	—	1,887	—	1,887
Equity in earnings of subsidiaries	(95,560)	—	—	95,560	—
Changes in operating assets and liabilities:
Accounts receivable, net	1,289	863	(1,538)	—	614
Inventories	—	1,094	(7,405)	—	(6,311)
Prepaid expenses and other assets	(2,537)	5,465	120,530	—	123,458
Accounts payable	—	9,462	13,105	—	22,567
Accrued expenses and other liabilities	348,317	(63,636)	(257,110)	—	27,571
Advance ticket sales	—	—	65,700	—	65,700

Net cash provided by operating activities	321,995	16,760	98,162	—	436,917

Cash flows from investing activities
Additions to property and equipment	—	(18,586)	(861,073)	—	(879,659)

Net cash used in investing activities	—	(18,586)	(861,073)	—	(879,659)

Cash flows from financing activities
Repayments of long-term debt	(380,300)	—	(2,848)	—	(383,148)
Proceeds from long-term debt	60,000	—	813,086	—	873,086
Other	(1,695)	—	(20,391)	—	(22,086)

Net cash provided by (used in) financing activities	(321,995)	—	789,847	—	467,852

Net increase (decrease) in cash and cash equivalents	—	(1,826)	26,936	—	25,110
Cash and cash equivalents at beginning of period	—	9,903	40,249	—	50,152

Cash and cash equivalents at end of period	$—	$8,077	$67,185	$—	$75,262

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this report on Form 6-K, constitute forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical facts in this report, including, without limitation, those regarding our business strategy, financial position, results of operations, plans, prospects and objectives of management for future operations (including development plans and objectives relating to our activities), are forward-looking statements. Many, but not all of these statements can be found by looking for words like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future” and for similar words. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•

the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence;

•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	intense competition from other cruise companies as well as non-cruise vacation alternatives which may affect our ability to compete effectively;

•

our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt, repay our credit facilities if payment is accelerated and incur substantial indebtedness in the future;

•	changes in fuel prices or other cruise operating costs;

•	the risks associated with operating internationally;

•	the continued borrowing availability under our credit facilities and compliance with our financial covenants;

•	our ability to incur significantly more debt despite our substantial existing indebtedness;

•

the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivatives, contingent obligations, insurance contracts and new ship progress payment guarantees;

•	adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events;

•	the impact of any future changes relating to how travel agents sell and market our cruises;

•	the impact of any future increases in the price of, or major changes or reduction in, commercial airline services;

•	the impact of the spread of contagious diseases;

•

accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers or causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•

our ability to attract and retain key personnel, qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms;

•	the continued availability of attractive port destinations;

•	the control of our Company by certain of our shareholders whose interests may not continue to be aligned with ours;

•	the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards;

•	changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	our ability to obtain insurance coverage on terms that are favorable or consistent with our expectations;

•	the lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide;

•	the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives;

•	changes in interest rates and/or foreign currency rates;

•	increases in our future fuel expenses related to implementing proposed IMO regulations, which require the use of higher priced low sulfur fuels in certain cruising areas;

•	the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations;

•	the impact of pending or threatened litigation and investigations;

•	the impact of changes in our credit ratings;

•	the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	our ability to attain and maintain any price increases for our products;

•	the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations;

•	the impact of weather and natural disasters; and

•	other factors set forth under “Risk Factors” in our Form 20-F for the year ended December 31, 2010 and other documents we have filed with the Securities and Exchange Commission.

The above examples are not exhaustive and new risks emerge from time to time. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking statements are based on our current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.

The interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2010, which are included in our most recently filed Annual Report on Form 20-F.

Terminology

Unless otherwise indicated in this report, the following terms have the meanings set forth below:

•	Adjusted EBITDA. EBITDA adjusted for other income (expense), impairment loss and other supplemental adjustments.

•	Berths. Double occupancy capacity per cabin even though many cabins can accommodate three or more passengers.

•	Capacity Days. Berths multiplied by the number of cruise days for the period.

•

Charter. The hire of a ship for a specified period of time. The contract for a charter is called a charterparty. A ship is “chartered-in” by an end user and “chartered-out” by the provider of the ship.

•

Constant Currency. A calculation whereby foreign currency-denominated revenue and expenses in a period are converted at the U.S. dollar exchange rate of a comparable period in order to eliminate the effects of the foreign exchange fluctuations.

•

Dry-dock. A process whereby a ship is positioned in a large basin where all of the fresh/sea water is pumped out in order to carry out cleaning and repairs of those parts of a ship which are below the water line.

•	EBITDA. Earnings before interest, taxes, depreciation and amortization.

•	Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

•	Gross Tons. A unit of enclosed passenger space on a cruise ship, such that one gross ton = 100 cubic feet or 2.831 cubic meters.

•	Gross Yield. Total revenue per Capacity Day.

•	Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

•	Net Cruise Cost Excluding Fuel. Net Cruise Cost less fuel expense.

•	Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

•	Net Yield. Net Revenue per Capacity Day.

•	Occupancy Percentage. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

•	Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield, Net Cruise Cost and Adjusted EBITDA to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs.

As our business includes the sourcing of passengers and deployment of vessels outside of North America, a portion of our revenue and expenses are denominated in foreign currencies, particularly euro and British pound sterling, which are subject to fluctuations in currency exchange rates versus our reporting currency, the U.S. dollar. In order to monitor results excluding these fluctuations, we calculate certain non-GAAP measures on a Constant Currency basis whereby current period revenue and expenses denominated in foreign currencies are converted to U.S. dollars using currency exchange rates of the comparable period. We believe that presenting these non-GAAP measures on both a reported and Constant Currency basis is useful in providing a more comprehensive view of trends in our business.

We believe that Adjusted EBITDA is appropriate as a supplemental financial measure as it is used by management to assess operating performance, is a factor in the evaluation of the performance of management and is the primary metric used in determining the Company’s performance incentive bonus paid to its employees. We believe that Adjusted EBITDA is a useful measure in determining the Company’s performance as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, selling, general and administrative expenses and other operating income and expense. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under GAAP. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA is not a defined term under GAAP. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments and it includes other supplemental adjustments.

Our non-GAAP financial measures may not be comparable to other companies. Please see a historical reconciliation of these measures to items in our consolidated financial statements below in the “Results of Operations” section.

Financial Presentation

Revenue from our cruise and cruise-related activities are categorized by us as “passenger ticket revenue” and “onboard and other revenue.” Passenger ticket revenue and onboard and other revenue vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. Our revenue is seasonal based on demand for cruises, which has historically been strongest during the summer months.

Passenger ticket revenue primarily consists of revenue for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and includes revenue for service charges and air and land transportation to and from the ship to the extent passengers purchase these items from us.

Onboard and other revenue primarily consists of revenue from gaming, beverage sales, specialty dining, shore excursions, retail sales and spa services. We record onboard revenue from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a share of their revenue.

Our cruise operating expense is classified as follows:

•

Commissions, transportation and other primarily consists of direct costs associated with passenger ticket revenue. These costs include travel agent commissions, air and land transportation expenses, related credit card fees, costs associated with service charges and certain port expenses.

•

Onboard and other primarily consists of direct costs that are incurred in connection with onboard and other revenue. These include costs incurred in connection with shore excursions, beverage sales, and gaming.

•	Payroll and related consists of the cost of wages and benefits for shipboard employees.

•	Fuel includes fuel costs, the impact of certain fuel hedges, and fuel delivery costs.

•	Food consists of food costs for passengers and crew.

•	Other consists of maintenance and repairs (including Dry-dock costs), ship insurance, ship Charter costs and other ship expenses.

Executive Overview

Three months ended September 30, 2011 (“2011”) compared to the three months ended September 30, 2010 (“2010”)

Total revenue increased 5.1% to $666.6 million in 2011 compared to $634.1 million in 2010. Net Revenue increased 4.6% to $491.6 million in 2011 from $469.8 million in 2010 primarily due to an improvement in Net Yield of 3.8%, or 2.3% on a Constant Currency basis compared to 2010.

Operating income increased 18.3% to $162.7 million in 2011 compared to $137.6 million in 2010 and Adjusted EBITDA increased 13.4% to $210.0 million. The benefits from ongoing business improvement initiatives in 2011 and nonrecurring expenses in 2010 related to the launch of Norwegian Epic resulted in a decrease in Net Cruise Cost per Capacity Day of 2.0%, or 2.8% on a Constant Currency basis, despite a 17.9% increase in the price of fuel in 2011. As of September 30, 2011, we had hedged approximately 64% of our remaining 2011 projected fuel purchases, and 68% and 26% for each of the years ending December 31, 2012 and 2013, respectively.

Results of Operations

The following table sets forth operating data as a percentage of revenue:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Revenue
Passenger ticket	72.4%	71.6%	69.8%	69.5%
Onboard and other	27.6%	28.4%	30.2%	30.5%

Total revenue	100.0%	100.0%	100.0%	100.0%

Cruise operating expense
Commissions, transportation and other	18.7%	18.3%	18.5%	18.8%
Onboard and other	7.6%	7.6%	7.7%	7.7%
Payroll and related	11.1%	11.0%	12.7%	12.8%
Fuel	9.2%	8.5%	10.5%	9.9%
Food	4.9%	5.0%	5.5%	5.5%
Other	8.1%	8.8%	10.1%	10.1%

Total cruise operating expense	59.6%	59.2%	65.0%	64.8%

Other operating expense
Marketing, general and administrative	9.0%	11.8%	11.2%	13.1%
Depreciation and amortization	7.0%	7.3%	8.0%	8.1%

Total other operating expense	16.0%	19.1%	19.2%	21.2%

Operating income	24.4%	21.7%	15.8%	14.0%

Non-operating income (expense)
Interest income	—%	—%	—%	—%
Interest expense, net of capitalized interest	(7.5)%	(7.3)%	(8.4)%	(7.8)%
Other income (expense)	(0.4)%	0.3%	—%	(2.1)%

Total non-operating income (expense)	(7.9)%	(7.0)%	(8.4)%	(9.9)%

Net income	16.5%	14.7%	7.4%	4.1%

The following table sets forth selected statistical information:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Passengers Carried	412,996	402,619	1,160,076	1,038,306
Passenger Cruise Days	2,724,424	2,694,665	7,755,229	7,063,425
Capacity Days	2,400,480	2,380,562	7,083,888	6,404,770
Occupancy Percentage	113.5%	113.2%	109.5%	110.3%

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three Months Ended September 30,			Nine Months Ended September 30,
	2011	2011 Constant Currency	2010	2011	2011 Constant Currency	2010
Passenger ticket revenue	$482,410	$473,026	$454,084	$1,207,753	$1,194,241	$1,061,799
Onboard and other revenue	184,224	184,224	180,021	522,977	522,977	466,723

Total revenue	666,634	657,250	634,105	1,730,730	1,717,218	1,528,522
Less:
Commissions, transportation and other expense	124,473	122,016	116,281	319,463	315,851	286,783
Onboard and other expense	50,563	50,563	48,001	133,650	133,650	118,081

Net Revenue	$491,598	$484,671	$469,823	$1,277,617	$1,267,717	$1,123,658

Capacity Days	2,400,480	2,400,480	2,380,562	7,083,888	7,083,888	6,404,770
Gross Yield	$277.71	$273.80	$266.37	$244.32	$242.41	$238.65
Net Yield	$204.79	$201.91	$197.36	$180.36	$178.96	$175.44

Gross Cruise Cost, Net Cruise Cost and Net Cruise Cost Excluding Fuel were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three Months Ended September 30,			Nine Months Ended September 30,
	2011	2011 Constant Currency	2010	2011	2011 Constant Currency	2010
Total cruise operating expense	$397,200	$392,910	$375,234	$1,124,346	$1,119,583	$990,792
Marketing, general and administrative expense	60,208	59,792	74,755	193,377	192,713	200,740

Gross Cruise Cost	457,408	452,702	449,989	1,317,723	1,312,296	1,191,532
Less:
Commissions, transportation and other expense	124,473	122,016	116,281	319,463	315,851	286,783
Onboard and other expense	50,563	50,563	48,001	133,650	133,650	118,081

Net Cruise Cost	282,372	280,123	285,707	864,610	862,795	786,668
Less:
Fuel	61,106	61,106	54,101	181,716	181,716	151,008

Net Cruise Cost Excluding Fuel	$221,266	$219,017	$231,606	$682,894	$681,079	$635,660

Capacity Days	2,400,480	2,400,480	2,380,562	7,083,888	7,083,888	6,404,770

Gross Cruise Cost per Capacity Day	$190.55	$188.59	$189.03	$186.02	$185.25	$186.04
Net Cruise Cost per Capacity Day	$117.63	$116.69	$120.02	$122.05	$121.80	$122.83
Net Cruise Cost Excluding Fuel per Capacity Day	$92.18	$91.24	$97.29	$96.40	$96.14	$99.25

Adjusted EBITDA was calculated as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Net income	$110,198	$93,001	$128,749	$61,929
Interest expense, net	49,888	46,198	144,439	119,019
Depreciation and amortization expense	46,517	46,541	139,284	123,294

EBITDA	206,603	185,740	412,472	304,242
Other (income) expense	2,623	(1,624)	535	32,748	(2)
Other(1)	800	1,066	2,392	3,447

Adjusted EBITDA	$210,026	$185,182	$415,399	$340,437

(1)	Includes non-cash compensation and costs related to our Shipboard Retirement Plan.
(2)	Includes a $33.1 million charge for foreign exchange contracts related to the financing of Norwegian Epic.

Three months ended September 30, 2011 (“2011”) compared to three months ended September 30, 2010 (“2010”)

Revenue

Total revenue increased 5.1% to $666.6 million in 2011 compared to $634.1 million in 2010. Net Revenue increased 4.6% in 2011, primarily due to an increase in Net Yield of 3.8% and a slight increase in Capacity Days. The increase in Net Yield was due to an increase in passenger ticket pricing. On a Constant Currency basis, Net Yield increased 2.3% in 2011 compared to 2010.

Expense

Total cruise operating expense increased 5.9% in 2011 compared to 2010 due to a slight increase in Capacity Days and higher ship operating expenses. The increase in ship operating expenses was primarily due to an increase in fuel expense as a result of a 17.9% increase in average fuel price to $598 per metric ton in 2011 from $507 per metric ton in 2010. Total other operating expense decreased 12.0% compared to 2010 primarily due to lower general and administrative expenses as a result of ongoing business improvement initiatives and non-recurring expenses related to the launch of Norwegian Epic in 2010. On a Capacity Day basis, Net Cruise Cost decreased 2.0% primarily due to the decrease in general and administrative expenses discussed above substantially offset by an increase in fuel expense. Excluding fuel expense, Net Cruise Cost per Capacity Day decreased 5.3%. On a Constant Currency basis, Net Cruise Cost per Capacity Day decreased 2.8% and excluding fuel expense decreased 6.2%.

Interest expense, net of capitalized interest, increased to $49.9 million in 2011 from $46.2 million in 2010 due to higher average interest rates primarily resulting from the issuance of our $250.0 million senior notes in November of 2010. Other income (expense) was $(2.6) million in 2011 compared to $1.6 million in 2010. The expense in 2011 was primarily due to losses on fuel derivatives. The income in 2010 was primarily due to gains on fuel derivatives of $2.3 million partially offset by foreign currency losses.

Nine months ended September 30, 2011 (“2011”) compared to nine months ended September 30, 2010 (“2010”)

Revenue

Total revenue increased 13.2% to $1,730.7 million in 2011 compared to $1,528.5 million in 2010. Net Revenue increased 13.7% in 2011, primarily due to an increase in Capacity Days of 10.6% and an increase in Net Yield of 2.8%. The increase in Capacity Days was due to the addition of Norwegian Epic to the fleet in late June 2010. The increase in Net Yield was due to an increase in passenger ticket pricing. On a Constant Currency basis, Net Yield increased 2.0% in 2011 compared to 2010.

Expense

Total cruise operating expense increased 13.5% in 2011 compared to 2010 primarily related to an increase in Capacity Days as described above and higher ship operating expenses. The increase in ship operating expenses was primarily due to an increase in fuel expense as a result of a 13.8% increase in average fuel price to $570 per metric ton in 2011 from $501 per metric ton in 2010. Total other operating expense increased 2.7% compared to 2010 due to an increase in depreciation expense related to Norwegian Epic which entered service in late June 2010. Net Cruise Cost increased 9.9% in 2011 primarily due to an increase in Capacity Days. On a Capacity Day basis, Net Cruise Cost remained relatively unchanged due to increases in fuel expense and other ship operating expenses substantially offset by lower general and administrative expenses. Excluding fuel expense, Net Cruise Cost per Capacity Day decreased 2.9%. On a Constant Currency basis, Net Cruise Cost per Capacity Day remained relatively unchanged and excluding fuel expense decreased 3.1%.

Interest expense, net of capitalized interest, increased to $144.5 million in 2011 from $119.1 million in 2010 primarily due to an increase in average outstanding borrowings related to the financing of Norwegian Epic. Other income (expense) was $(0.1) million in 2011 compared to $(32.7) million in 2010. The expense in 2010 was primarily due to losses on foreign exchange contracts associated with the financing of Norwegian Epic.

Liquidity and Capital Resources

General

As of September 30, 2011, our liquidity was $615.1 million consisting of $47.8 million in cash and cash equivalents and $567.3 million available under our $750.0 million senior secured revolving credit facility. Our main ongoing liquidity requirements are to finance working capital, capital expenditures, and debt service.

Sources and Uses of Cash

In this section, references to 2011 refer to the nine months ended September 30, 2011 and references to 2010 refer to the nine months ended September 30, 2010.

Net cash provided by operating activities was $323.5 million in 2011 as compared to $436.9 million in 2010. In 2010, we received a release of the cash collateral from our service providers of $89.3 million. The change in net cash provided by operating activities also reflects net income of $128.7 million in 2011 compared to net income of $61.9 million in 2010, as well as timing differences in cash receipts and payments relating to operating assets and liabilities.

Net cash used in investing activities in 2011 was $117.3 million primarily consisting of additions to property and equipment in connection with the construction of Norwegian Breakaway and Norwegian Getaway, ship improvements and shoreside projects, and in 2010 was $879.7 million primarily consisting of additions to property and equipment in connection with the construction of Norwegian Epic.

Net cash used in financing activities was $213.4 million in 2011 and net cash provided by financing activities was $467.9 million in 2010. The cash used in financing activities in 2011 was primarily due to repayments of our revolving credit facility and repayments of borrowings related to Norwegian Epic partially offset by borrowings related to the construction of Norwegian Breakaway and Norwegian Getaway. The cash provided by financing activities in 2010 was primarily due to borrowings related to the delivery of Norwegian Epic partially offset by repayments of our revolving credit facility and other outstanding loans, and payment of loan arrangement fees.

Future Capital Commitments

Future capital commitments consist of contracted commitments, including ship construction contracts, and future expected capital expenditures necessary for operations. As of September 30, 2011, anticipated capital expenditures were $63.2 million for the remainder of 2011, and $219.9 million and $816.1 million for each of the years ending December 31, 2012 and 2013, respectively, of which we have export credit financing in place for the expenditures related to ship construction contracts of $41.2 million, $123.5 million and $647.1 million, respectively, based on the euro/U.S. dollar exchange rate as of September 30, 2011.

Norwegian Breakaway and Norwegian Getaway, each at 144,017 Gross Tons and capacity of approximately 4,000 Berths, are scheduled for delivery in the second quarter of 2013 and 2014, respectively. The aggregate contract price of the two ships is approximately €1.2 billion, or $1.6 billion based on the euro/U.S. dollar exchange rate as of September 30, 2011. In connection with the contracts to build the two ships, we do not anticipate any contractual breaches or cancellation to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Capitalized interest for the three and nine months ended September 30, 2011 was $1.6 million and $11.7 million, respectively, related to the construction of Norwegian Breakaway and Norwegian Getaway and for the nine months ended September 30, 2010 was $8.6 million related to the construction of Norwegian Epic.

Contractual Obligations

As of September 30, 2011, our contractual obligations, with initial or remaining terms in excess of one year, including interest payments on long-term debt obligations, were as follows (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	$2,984,700	$139,092	$434,727	$622,221	$1,788,660
Capital leases(2)	6,913	5,075	1,838	—	—
Operating leases(3)	45,531	6,590	12,429	10,254	16,258
Ship purchases(4)	1,540,027	123,495	1,416,532	—	—
Port facilities(5)	150,839	23,112	45,673	44,973	37,081
Interest(6)	822,011	145,162	274,271	241,601	160,977
Other(7)	53,036	33,706	17,427	1,093	810

Total	$5,603,057	$476,232	$2,202,897	$920,142	$2,003,786

(1)	Net of unamortized original issue discount of $4.2 million.
(2)	Primarily for Hawaiian bus operations and equipment for Norwegian Epic.
(3)	Primarily for offices, motor vehicles and office equipment.
(4)	Contractual obligations for Norwegian Breakaway and Norwegian Getaway, based on the euro/U.S. dollar exchange rate of 1.3387 as of September 30, 2011. Financing commitments are in place from a syndicate of banks for export credit financing.
(5)	Primarily for our usage of a New York City cruise terminal and Islas de la Bahia, Bermuda, New Orleans and Miami port facilities.
(6)	Interest includes fixed and variable rates with LIBOR held constant as of September 30, 2011.
(7)	Future commitments for service and maintenance contracts and a Charter agreement with an Affiliate.

Other

As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we regularly consider opportunities to enter into contracts for the construction of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional permitted indebtedness, through cash flows from operations, or through the issuance of debt, equity or equity-related securities.

Funding Sources

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We believe we were in compliance with these covenants as of September 30, 2011.

The impact of changes in world economies and especially the global credit markets has created a challenging environment and may reduce future consumer demand for cruises and adversely affect our counterparty credit risks. In the event this environment deteriorates, our business, financial condition and results of operations could be adversely impacted.

We believe our cash on hand, expected future operating cash inflows, additional available borrowings under our existing credit facility and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with covenants under our debt agreements over the next twelve-month period. There is no assurance that cash flows from operations and additional financings will be available in the future to fund our future obligations.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of September 30, 2011. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in our reports filed under the Exchange Act, such as this Report on Form 6-K, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Our disclosure controls and procedures are also intended to provide reasonable assurance that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the three months ended September 30, 2011, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there is only the reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ KEVIN M. SHEEHAN
Name:	Kevin M. Sheehan
Title:	President and Chief Executive Officer

By:	/s/ WENDY A. BECK
Name:	Wendy A. Beck
Title:	Executive Vice President and Chief Financial Officer

Date November 1, 2011